ING Investment Management	Q&A July 5, 2011

ING Janus Contrarian Portfolio Sub-Adviser Change Effective July 1, 2011

Filed by ING Investors Trust (SEC File Nos.: 33-23512; 811-05629) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

What changes have been made?

On June 24, 2011, the Board of Trustees (“Board”) for ING Janus Contrarian Portfolio (“Core Portfolio”) approved a change in Core Portfolio’s sub-adviser from Janus Capital Management LLC (“Janus”) to ING Investment Management Co. (“ING IM”). Effective July 1, Janus was removed as sub-adviser and a transition manager was put into place. On July 21, 2011, ING IM will begin managing Core Portfolio under an interim sub-advisory agreement.

In addition, the Board approved a change in Core Portfolio’s name, investment objective, principal investment strategies and expense structure. Effective July 1, 2011, the name of Core Portfolio is ING Core Growth and Income Portfolio. After the required notification period, effective September 15, 2011, Core Portfolio’s investment objective will be to seek to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stock. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Additionally, the Board approved a proposal to reorganize Core Portfolio with and into ING Growth and Income Portfolio (“Growth and Income Portfolio”). The investment objective, principal investment strategy and expense structure of Growth and Income Portfolio are substantially similar to the investment objective, principal investment strategy and expense structure for Core Portfolio approved by the Board on June 24, 2011. This reorganization is contingent upon approval by the separate Board of Directors of Growth and Income Portfolio and also by Core Portfolio’s shareholders. Subject to these approvals, the merger is expected to occur in December 2011. The adviser to Core Portfolio, Directed Services LLC (“Management”) anticipates that the Board of Directors of Growth and Income Portfolio will consider the merger at their August 2-3, 2011 meeting. ING IM currently serves as the sub-adviser to the Growth and Income Portfolio.

Why were these changes recommended?

On May 12, 2011, Janus announced that David Decker, the lead portfolio manager to Core Portfolio, was leaving Janus and would cease to be the portfolio manager for Core Portfolio effective June 30, 2011. Following the announcement, the Board directed Management to explore options to address the Board’s concern regarding the change in portfolio manager. After analyzing the alternatives, Management recommended merging Core Portfolio into Growth and Income Portfolio in part because of Growth and Income Portfolio’s historical performance and lower expense structure.

The Board approved changes in Core Portfolio’s name, investment objective, principal investment strategy and sub-adviser, with the intention to merge Core Portfolio into Growth and Income Portfolio during December 2011, pending approval by the Board of Directors of Growth and Income Portfolio and by the shareholders of Core Portfolio.

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ING Investment Management Q&A	July 5, 2011

Who will manage Core Portfolio?

Once ING IM becomes the sub-adviser to Core Portfolio, Core Portfolio will be co-managed by Chris Corapi, Chief Investment Officer of the ING U.S. Equity Investment Team, who has over 25 years of investment experience, and Michael Pytosh, Co-Head of U.S. Equities and Senior Sector Analyst, Technology, who has 25 years of investment experience. Supporting the portfolio managers is a team of 30 investment professionals with 16 years average experience.

How will Core Portfolio be managed under ING IM?

Stocks in Core Portfolio will be selected through an intensive, fundamentally driven research process that evaluates company financial characteristics (for example, price-to-earnings ratios, growth rates and earnings estimates) and seeks to identify positive earnings momentum and positive valuation characteristics that are not reflected in their price. Core Portfolio will emphasize stocks of larger companies, but will look to strategically invest assets in stocks of midsized companies and up to 25% of its total assets in stock of foreign issuers.

What are some similarities and differences between the Janus and the ING IM investment strategies?

Both strategies follow a fundamental, bottom-up approach that invests primarily in common stocks and are categorized as Morningstar Large Blend. The ING IM investment strategy emphasizes stocks of larger companies while looking to strategically invest in stocks of mid-sized companies. It is managed in a largely sector-neutral format. The Janus strategy is classified as “non-diversified”; it can and often does concentrate in certain stocks or sectors.

What are the benefits to shareholders?

We believe the changes to the sub-adviser, fee structure, investment objective and the principal investment strategy offer shareholders the following potential benefits:

¡	A reduction in Portfolio expenses

¡	Potential for improved performance as demonstrated by longer-term historical track record of ING IM

¡	A principal investment strategy with lower historical volatility

Will Core Portfolio’s expense ratio change?

New, lower expense limits and waivers have been implemented effective July 1, 2011. Core Portfolio’s estimated total operating expenses after waivers and reimbursements are set out below:

Share Class	BEFORE: ING Janus Contrarian Portfolio total operating expenses after waivers and reimbursements[1]	AFTER: ING Core Growth and Income Portfolio total operating expenses after waivers and reimbursements[2,3]
ADV	1.39%	1.05%
I	0.79%	0.60%
S	1.04%	0.85%
S2	1.19%	1.00%

What is the difference between Sub-Advisory Fees under the interim ING IM sub-advisory agreements as compared to the fees under the agreement with Janus?

Under the interim sub-advisory agreement, ING IM will receive the same sub-advisory fees that Janus received under Core Portfolio’s Portfolio Management Agreement with Janus.

Who do I contact for further information?

Shareholders with questions about Core Portfolio should contact Shareholder Services or their Investment Professional.

ING Investment Management Q&A	July 5, 2011

[1]

The ING Investment Distributor, LLC (the “Distributor”) is contractually obligated to waive 0.15% for Class ADV and 0.10% for Class S2 of the distribution fee through May 1, 2012. There is no guarantee that the distribution fee waiver will continue after May 1, 2012. The distribution fee waiver will continue only if the Distributor elects to renew it.

[2]

Management is contractually obligated to limit expenses to 1.20%, 0.60%, 0.85% and 1.00% for Class ADV, Class I, Class S and Class S2 shares, respectively, through May 1, 2013; the obligation does not extend to interest, taxes, brokerage commissions, extraordinary expenses and Acquired Fund Fees and Expenses.

[3]

The Distributor is contractually obligated to waive 0.15% for Class ADV and 0.10% for Class S2 of the distribution fee through May 1, 2012. In addition, a special Class ADV 12b-1 waiver of an additional 0.15% will be implemented. There is no guarantee that the distribution fee waiver will continue after May 1, 2013. The distribution fee waiver will continue only if the Distributor elects to renew it.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any Portfolio, nor is it a solicitation of any proxy. For information regarding any Portfolio, please call ING Funds toll free at 1-800-992-0180. A Prospectus/Proxy Statement related to this merger will not be available unless the merger is approved by the Board of Directors for Growth and Income Portfolio. To receive a free copy of a Prospectus/Proxy Statement relating to a proposed merger (once a registration statement relating to the proposed merger has been filed with the SEC and becomes effective) please call ING Funds toll free at 1-800-992-0180. A Prospectus/Proxy Statement (when and if available) will contain important information about fund objectives, strategies, fees, expenses and risk considerations, and therefore you are advised to read it when and if it becomes available. The Prospectus/ Proxy Statement (when and if available), shareholder reports and other information are or will also be available for free on the SEC’s website (www.sec.gov). Please read any Prospectus/Proxy Statement carefully before making any decision to invest or to approve any merger.

Officers and employees of DSL and/or ING Investments, their affiliates or other representatives of the Portfolios may be soliciting proxies from shareholders in favor of the transactions discussed below and other related matters. Information concerning persons who may be considered participants in the solicitation of Portfolio shareholders under SEC rules will be set forth in a Prospectus/Proxy Statement when and if it is filed with the SEC.

Please consider the investment objectives, risks, charges and expenses carefully before investing. The contract, (if offered), and underlying fund prospectus which contains this and other information, can be obtained by contacting your financial advisor, visiting www.inginvestment.com or by calling ING Investment Management at (800) 992-0180. Please read the prospectus carefully before investing.

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